UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549
_____

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(mark one)

[X]   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2008

[   ]   Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-8002

FISHER HAMILTON L.L.C. RETIREMENT SAVINGS PLAN

A.   Full title of the plan and address of the plan, if different from that of the issuer named below:

Fisher Hamilton L.L.C. Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Thermo Fisher Scientific Inc.
81 Wyman Street
Waltham, Massachusetts 02451

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FISHER HAMILTON L.L.C. RETIREMENT SAVINGS PLAN

By: Thermo Fisher Scientific Inc., Pension Committee

By: /s/ Peter M. Wilver
     Peter M. Wilver
     Senior Vice President, Chief Financial Officer and
     Member of the Pension Committee

Date: June 24, 2009

Fisher Hamilton L.L.C.
Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007

Fisher Hamilton L.L.C. Retirement Savings Plan
Index

* Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Fisher Hamilton L.L.C. Retirement Savings Plan
and the Pension Committee of Thermo Fisher Scientific Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Fisher Hamilton L.L.C. Retirement Savings Plan (the "Plan") at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
June 23, 2009

1

Fisher Hamilton L.L.C. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

(In thousands)	2008	2007
Assets		
Investments, at fair value	$15,849	$24,183
Receivables		
Participant contributions	74	91
Employer contributions	14	8
	88	99
Net assets available for benefits at fair value	15,937	24,282
Adjustment from fair value to contract value for collective trust investments in fully benefit-responsive investment contracts	5	(10)
Net assets available for benefits	$15,942	$24,272

The accompanying notes are an integral part of these financial statements.

Fisher Hamilton L.L.C. Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2008

(In thousands)	2008
Additions	
Investment income (loss)	
Dividends and interest income	$ 928
Net depreciation in fair value of investments	(8,756)
Total investment loss, net	(7,828)
Contributions	
Employer	244
Participants	1,288
Total contributions	1,532
Total reductions, net	(6,296)
Deductions	
Benefits paid to participants	2,034
Net decrease in net assets available for benefits	(8,330)
Net Assets Available for Benefits	
Beginning of year	24,272
End of year	$15,942

The accompanying notes are an integral part of these financial statements.

Note 1.   Plan Description

The following description of the Fisher Hamilton L.L.C. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, established effective January 1, 1994, is a defined contribution 401(k) savings plan for the benefit of certain employees of Fisher Hamilton L.L.C. ("Hamilton"), a wholly-owned subsidiary of Thermo Fisher Scientific, Inc. (the "Company"). T. Rowe Price Trust Company is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

Hamilton employees are eligible to participate in the Plan provided that they are a member of the United Brotherhood of Carpenters and Joiners Local No. 1533 or District No. 10 International Association of Machinists and Aerospace Workers Union. Employees are eligible to participate on the first day of any month after the employee has completed three months of service, regardless of the number of hours actually worked during that period.

Contributions

Each year participants may contribute on a pre-tax basis up to 50% of their eligible compensation, not to exceed the limits of the Internal Revenue Code (the "Code") and may elect to defer up to 50% of their Company profit-sharing allocation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans. The Plan permits Company contributions where the Company matches 25% of each participant's contribution up to the maximum specified limit of 8% of the participant's eligible compensation per contribution period. Participants direct the investment of their contributions and the Company match into various investment options offered by the Plan. The Plan offers the Company's common stock and twenty investment funds. Contributions are subject to certain limitations. Employee contributions and Company match are recorded weekly.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company match, income or losses on those balances, as well as withdrawals, as applicable.

Administrative Expenses

The Company pays certain administrative expenses associated with the management of and professional services provided to the Plan. Administrative fees for hardship withdrawals are paid by the participants, and are included in the Statement of Changes in Net Assets Available for Benefits.

Vesting

Participants are immediately vested in their contributions plus actual income or losses thereon. Participants vest in Company contributions and actual income or losses thereon at a rate of 20% for each year of service completed with 100% vesting after five years. A participant will become fully vested if termination occurs as a result of death or disability.

Participant Loans

As of December 31, 2008, participant loans were not allowed under the Plan.

Benefit Payments and Plan Withdrawals

Upon termination of employment, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, monthly installments, or a combination thereof. Distributions must be made within 90 days after the close of the plan year in which a participant reaches age 70 ½. Withdrawals may be made under certain other circumstances in accordance with the Plan document.

Forfeitures

Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Forfeited amounts are allocated in the same year in which the forfeitures occur and are used to reduce future employer contributions. Forfeitures were $2,000 during 2008. At December 31, 2008 and 2007 there was $18,000 and $16,000, respectively, in accumulated forfeitures available to reduce future employer contributions.

Note 2.   Summary of Significant Accounting Policies

Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value at year-end. The Plan's interests in collective trusts are valued based on the fair value and contract value of the underlying investments of those funds or trusts. The Company's common stock is valued based on quoted market prices. Refer to Note 5 for more information on valuation of the Plan's investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net depreciation in the fair value of its investments, which consists of realized gains or losses and unrealized depreciation on investments. The cost of investments is determined using the average-cost basis for calculating realized gains or losses.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through collective trusts. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investments in the collective trusts as well as the adjustments of the investments in the collective trusts from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities, including mutual funds and investment contracts which are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 3.   Tax Status

The Plan uses a prototype plan document which is designed in accordance with applicable regulations of the Code. The Plan itself has not received a determination letter. However, the Company, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Note 4.   Investments

Investments of the Plan's net assets are as follows:

	December 31,	
(In thousands, except shares)	2008	2007
Mutual Funds		
T. Rowe Price Retirement 2020 Fund (1)(2)	$ 3,726	$ 5,640
T. Rowe Price Retirement 2015 Fund (1)(2)	3,025	3,874
T. Rowe Price Retirement 2010 Fund (1)(2)	2,180	3,054
T. Rowe Price Retirement 2025 Fund (1)(2)	1,551	2,444
T. Rowe Price Retirement 2030 Fund (1)(2)	1,233	1,663
Dodge & Cox Stock Fund (1)(2)	836	1,545
T. Rowe Price Retirement 2035 Fund	457	767
Dodge & Cox International Stock Fund	446	769
Western Asset Core Plus Bond Fund, Instl.	367	271
T. Rowe Price Retirement 2040 Fund	250	469
Vanguard Mid Capitalization Index Fund, Instl.	220	390
T. Rowe Price Retirement Income Fund	216	420
T. Rowe Price Retirement 2045 Fund	125	331
T. Rowe Price Retirement 2005 Fund	82	84
T. Rowe Price Retirement 2050 Fund	5	8

(In thousands, except shares)	December 31, 2008	December 31, 2007
Common Collective Trusts		
T. Rowe Price Stable Value Fund (2)	$ 541	$ 1,640
T. Rowe Price Growth Stock Trust	198	358
SSGA S&P 500 Index Fund	182	285
Jennison Institutional U.S. Small-Cap Equity Fund	182	171
Common Stock		
Thermo Fisher Scientific Inc., 797 shares	27	—
Total Investments, at Fair Value	$15,849	$24,183

(1) Investment represents five percent or more of the Plan’s net assets at December 31, 2008.
(2) Investment represents five percent or more of the Plan’s net assets at December 31, 2007.

During 2008, the Plan’s investments (including investments bought, sold and held during the year) depreciated in value by $8,756,000, as follows:

(In thousands)	Year Ended December 31, 2008
Mutual Funds	$ 8,371
Common Collective Trusts	363
Common Stock	22
Net Decrease in Fair Value	$ 8,756

Dividends and interest income of $928,000 consisted of the following for the year ended December 31, 2008:

(In thousands)	Year Ended December 31, 2008
Mutual Funds	$ 880
Common Collective Trusts	48
Dividends and Interest Income	$ 928

Fisher Hamilton L.L.C. Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Note 5.   Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement applies to other accounting pronouncements that require or permit fair value measurements. This statement does not require any new fair value measurements. On January 1, 2008, the Plan adopted SFAS No. 157.

SFAS No. 157 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates, and yield curves.

Level 3: Inputs are unobservable data points that are not corroborated by market data.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents information about the Plan's financial assets measured at fair value on a recurring basis as of December 31, 2008:

(In thousands)	December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Mutual funds	$14,719	$14,719	$ —	$ —
Common collective trusts	1,103	—	1,103	—
Common stock	27	27	—	—
Total assets at fair value	$15,849	$14,746	$ 1,103	$ —

Note 6.   Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds or interests in common collective trusts managed by T. Rowe Price Retirement Services, an affiliate of T. Rowe Price Trust Company, the trustee. Therefore, transactions in these investments, including dividend and interest earned of $754,000, qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Plan invests in common stock of the Company and transactions in this common stock are related-party transactions. In 2008, the Plan purchased shares of Company common stock on the open market having a value of $83,000. In 2008, the Plan sold shares of Company common stock on the open market having a value of $34,000.

Note 7.   Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuation of contributions, the accounts of each affected participant shall become fully vested. In such event, the assets of the Plan would be distributed to participants in accordance with plan provisions.

Fisher Hamilton L.L.C. Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008   **Supplemental Schedule**

Identity of Issue/Borrower, Lessor or Similar Party	Description of investments including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value (In thousands)
Mutual Funds			
T. Rowe Price	T. Rowe Price Retirement 2020 Fund (1)	(2)	$ 3,726
T. Rowe Price	T. Rowe Price Retirement 2015 Fund (1)	(2)	3,025
T. Rowe Price	T. Rowe Price Retirement 2010 Fund (1)	(2)	2,180
T. Rowe Price	T. Rowe Price Retirement 2025 Fund (1)	(2)	1,551
T. Rowe Price	T. Rowe Price Retirement 2030 Fund (1)	(2)	1,233
Dodge & Cox	Dodge & Cox Stock Fund	(2)	836
T. Rowe Price	T. Rowe Price Retirement 2035 Fund (1)	(2)	457
Dodge & Cox	Dodge & Cox International Stock Fund	(2)	446
Western Asset	Western Asset Core Plus Bond Fund, Instl.	(2)	367
T. Rowe Price	T. Rowe Price Retirement 2040 Fund (1)	(2)	250
Vanguard	Vanguard Mid Capitalization Index Fund, Instl.	(2)	220
T. Rowe Price	T. Rowe Price Retirement Income Fund (1)	(2)	216
T. Rowe Price	T. Rowe Price Retirement 2045 Fund (1)	(2)	125
T. Rowe Price	T. Rowe Price Retirement 2005 Fund (1)	(2)	82
T. Rowe Price	T.Rowe Price Retirement 2050 Fund (1)	(2)	5
	Total Mutual Funds		14,719
Common Collective Trusts			
T. Rowe Price	T. Rowe Price Stable Value Fund (1)	(2)	546
T. Rowe Price	T. Rowe Price Growth Stock Trust (1)	(2)	198
State Street Global Advisors	SSGA S&P 500 Index Fund	(2)	182
Jennison	Jennison Institutional U.S. Small-Cap Equity Fund	(2)	182
	Total Common Collective Trust Funds		1,108
Common Stock			
Thermo Fisher Scientific Inc.	Common Stock (1)	(2)	27
	Total Investments		$15,854

(1) Party-in-interest.
(2) Cost information is not required for participant-directed investments and, therefore, is not included.

Fisher Hamilton L.L.C. Retirement Savings Plan
Exhibit Index
December 31, 2008 and 2007

Exhibit Number	Description of Exhibit
23.1	Consent of PricewaterhouseCoopers LLP.